Exhibit 99.1

Ballard Power Systems
Ballard Power Systems Inc.	4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces 2005 First Quarter Results and Achievements

For Immediate Release — April 26, 2005

Vancouver, Canada — Ballard Power Systems (TSX:BLD, Nasdaq: BLDP) today reported its financial results and achievements for the quarter ended March 31, 2005.  All amounts are reported in U.S. dollars, unless otherwise noted.

“Our quarterly results are in line with expectations and reflect the ongoing execution of our business plan,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.

Ballard’s net loss for the quarter was $32.4 million, or ($0.26) per share, compared with a net loss of $37.2 million, or ($0.31) per share, for the same period in 2004.  The primary reason for the lower loss in 2005 is a $4.8 million decline in depreciation and amortization, as Ballard stopped recording depreciation and amortization on the long-lived assets of Ballard Power Systems AG (“BPSAG”) held for sale.

Ballard’s revenue in the first quarter ended March 31, 2005 was $11.0 million, compared to $16.0 million for the same period in 2004. This decrease includes a $2.6 million, or 20%, decrease in product revenue and a $2.4 million, or 86%, decrease in engineering service and other revenue.

The decrease in product revenues is primarily due to lower revenues associated with heavy-duty fuel cell bus engines. The decline in engineering service revenue results from the completion of the development phase of the current generation light-duty fuel cell engine program as expected and the next generation light-duty fuel cell engine development program being in its early stages, which is wholly funded by Ballard.

Cash used by operations and capital expenditures for the three months ended March 31, 2005, was $24.4 million compared to $27.2 million for the same period in 2004. The decrease in 2005 relative to 2004 is primarily due to a smaller increase in working capital requirements.

“Looking forward, we expect engineering services revenues to increase in the second half of 2005 as our next generation automotive fuel cell program advances,” said Dave Smith, Ballard’s Chief Financial Officer.  “Our cash consumption for 2005, net of expected recoveries from automotive fuel cell systems-related expenditures, is expected to be between $60 million and $80 million.”

Selected Consolidated Financial Information

(Expressed in thousands of U.S. dollars except for per share amounts)

	Three months ended March 31
	2005	2004
Product revenue	$10,580	$13,222
Engineering service and other revenue	408	2,817
Total revenues	10,988	16,039
Cost of product revenues	11,401	14,062
Research and product development	20,281	21,691
General and administrative	4,390	2,985
Marketing	2,072	2,234
Depreciation and amortization	6,914	11,749
Loss before undernoted	(34,070)	(36,682)
Investment and other income	2,323	469
Loss on disposal and write-down of long-lived assets	(4)	(359)
Equity in loss of associated companies	(604)	(388)
Income taxes	(91)	(203)
Net loss	$(32,446)	$(37,163)
Basic and diluted loss per share	$(0.26)	$(0.31)
Weighted average number of common shares outstanding	122,731,699	118,244,614
Cash used by operations	$23,938	$26,895
Capital expenditures	471	281
Total cash consumption	$24,409	$27,176

	March 31,	December 31,
	2005	2004
Total cash, cash equivalents and short-term investments	$260,461	$240,259

Total assets	$665,709	$659,171

Ballard has filed its financial statements and Management’s Discussion & Analysis with the appropriate Canadian and U.S. securities regulators.  These documents are available at http://www.sedar.com/ and http://www.sec.gov/edgar.shtml.  They are also available on Ballard’s website at www.ballard.com.

First Quarter Highlights

“The publication of our technology ‘road map’ in the first quarter was a bold step to publicly declare our commitment to demonstrating commercially viable automotive fuel cell stack technology by 2010,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “By setting specific targets over the next five years, we’ve provided a great way for stakeholders to measure our progress and make informed judgments about technology leadership. In the field, Ballard-powered fuel cell vehicles continued to rack up on-road experience, driving 350,000 kilometers in the quarter.  This brings our accumulated kilometers exceeding to just over 1.2 million.  In Japan, we continued to deliver fuel cell stacks in support of our customers’ launch of Ebara Ballard’s industry-leading one kilowatt combined heat and power fuel cell generator.”

Technology Advancements

On February 17, Ballard announced significant progress in three elements critical to the commercialization of automotive fuel cell technology — freeze start capability, increased durability and cost reduction — a first-ever announcement of improvements in each area, in a single stack design, without any compromise in performance.

On March 29, Ballard unveiled its Technology “Road Map,” comprising four technology trendlines the company intends to follow on the path to demonstrating commercially viable automotive fuel cell stack technology by 2010.  Ballard intends its “Road Map” to serve as a yardstick for measuring the company’s progress over the next five years as it advances toward delivering a demonstration in 2010 of commercially viable automotive fuel cell stack technology with the following characteristics:

•                  5,000 hours of lifetime;

•                  freeze start capability to -30° C;

•                  volumetric power density of 2,500 Watts net/liter; and

•                  fuel cell stack cost of US $30/kWnet  at a volume of 500,000 units

Transportation

Ballard continued to build its lead in on-road experience during the first quarter of 2005, with Ballard-powered fuel cell cars, buses and vans driving more than 350,000 kilometers.  That brings the total kilometers traveled by these vehicles to just over 1.2 million.

In February, California’s Santa Clara Valley Transit Authority commissioned three Gillig-built, Ballard-powered fuel cell buses.  The buses are operating in regular revenue service to early positive reviews.

On March 31, Ballard’s Alliance partner, Ford Motor Company (“Ford”), delivered five Ballard-powered Ford Focuses to the Government of Canada for the Vancouver Fuel Cell Vehicle Program. The program is a five-year, CDN $9 million joint initiative between Fuel Cells Canada, Ford, the Government of Canada — through Technology Early Action Measures support — and the Government of British Columbia. The program will test and demonstrate five fuel cell vehicles in real-world conditions in British Columbia’s Greater Vancouver Area, and is the first fleet demonstration of fuel cell vehicles in Canada.  Each of the five vehicles is powered by a Ballard® Mk902 fuel cell stack and electric drive.

Power Generation

Ballard continued shipments of its Mk 1030 fuel cell stacks to support its customers’ introduction of Ebara Ballard’s industry-leading one kilowatt combined heat and power fuel cell generator.  To date, more than 60 Ballard-powered systems have been demonstrated and tested in Japan, with some systems approaching 10,000 hours of continuous use.  Strong government support, the depth of the market and favourable economics make this an attractive market for Ballard.

Update on Sale of Ballard Power Systems AG (“BPSAG”)

Ballard, DaimlerChrysler AG (“DaimlerChrysler”) and Ford continue to negotiate the detailed terms and conditions of the sale of BPSAG.  In addition, as previously disclosed, the scope of the transaction was expanded to include a reallocation of the responsibility for the development of electric drives for hybrid vehicles within the Alliance.  Ballard currently has a right of first offer to supply Ford with electric drives for its hybrid vehicles, and Ford may not compete with Ballard in the research, development, commercialization, manufacture, marketing, sale and service of electric drives for hybrid vehicles.  During the quarter, the parties agreed in principle that as part of the transaction, hybrid electric drives will be removed from the scope of the Alliance in exchange for $12.5 million, payable through the return to Ballard of an additional number of Ballard common shares owned by Ford.

As the terms of the existing forward sale agreement required the purchase by Ballard of the remaining 49.9% interest in BPSAG to be completed by November 15, 2004, the agreement was extended, and it is expected that it will continue to be extended until the sale of BPSAG is completed.

These negotiations have taken longer than initially expected due to the complexity of the transactions and the issues involved.  The parties expect the remaining issues will be resolved during the second quarter.  Completion of the transaction remains subject to the signing of definitive agreements, further approvals by Ballard’s board of directors and shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany, all of which are expected to occur in the second half of the year.

First Quarter Conference Call

A conference call will be held at 10:00 a.m. PST (1:00 p.m. EST) on Wednesday, April 27, 2005, to discuss the results for the first quarter.  Access to the call may be obtained by calling the operator at 416-640-4127 before the scheduled start time.  A playback version of the call will be available for 24 hours after the call at 416-640-1917.  The confirmation number to access the playback is 21114974#. The audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.